UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated October 17, 2012

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐                    Form 40-F ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes ☐                     No ☑

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                     No ☑

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-181333) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Statement on Business Conduct dated October 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date: October 17, 2012	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

October 2012

Enbridge Inc. and its Subsidiaries

Revised Statement on Business Conduct

This Statement on Business Conduct is applicable to the Enbridge Group of

Companies, their Directors, Officers, Employees, Consultants and Contractors in

all countries in which Enbridge conducts business.

Statement on Business Conduct

Enbridge’s vision is to be North America’s leading energy delivery company. In achieving our vision and objectives we are guided by the strong set of corporate values embodied in our Statement on Business Conduct.

Each Enbridge employee is empowered to make decisions and conduct our business in a responsible, honest and ethical manner. Enbridge is committed to the highest standards of business conduct and makes this commitment to our shareholders, customers, partners and to each other. Enbridge’s success is dependent upon our reputation for integrity and quality in everything we do.

Each of us is responsible for helping to ensure we continue to meet the standards that have made Enbridge a leader.

Al Monaco

President & Chief Executive Officer

Application and Purpose

This Statement on Business Conduct applies to Enbridge Inc. and each of its subsidiaries or controlled entities (“Enbridge”). This Statement emphasizes the commitment of Enbridge to specific standards of conduct expected of each of its directors, officers, employees, consultants and contractors in all of the countries where Enbridge does business.

This Statement and all other Enbridge policies referred to herein are available for viewing at www.enbridge.com. Any questions respecting this Statement may be directed to the Law Department.

Standards of Business Conduct

Enbridge is committed to conducting its business in accordance with the letter and spirit of all applicable laws of the countries in which it operates.

All relationships with landowners, suppliers, governments, regulators, First Nations representatives, shippers, customers, partners, the general public and other stakeholders shall be honest, fair, courteous, respectful, conducted with integrity and with due regard for the protection of the interests involved. Enbridge will ensure meaningful and transparent consultation with all stakeholders and strive to integrate its corporate activities with local communities so they may benefit from our presence.

Employee Relations, Health, Safety, Environment and Human Rights

Enbridge is committed to ensuring its employees are treated fairly, compensated appropriately, and hired and promoted without discrimination by reason of race, nationality, ethnic origin, color, religion, age, gender, marital status, family status, sexual orientation, political belief or disability.

Enbridge shall establish and maintain safe working conditions and conduct its operations in an environmentally responsible manner in accordance with applicable environmental laws, regulations and standards. All employees and contractors shall be aware of and comply with Enbridge’s applicable health, safety and environmental policies.

Enbridge shall support the protection and observance of human rights and freedoms within its sphere of influence and has adopted the Voluntary Principles on Security and Human Rights as set forth by the US Bureau of Democracy, Human Rights and Labor.

Corporate Property and Reporting of Financial Transactions

Corporate Property

Employees are responsible for protecting Enbridge assets and for establishing and maintaining appropriate controls to protect against loss or unauthorized disposition of such assets. Absent the express approval of senior management, no employee shall obtain, use or divert Enbridge property for personal use or benefit or use Enbridge’s name or purchasing power to obtain personal benefits. All assets of Enbridge must be used lawfully in furtherance of corporate objectives.

Contracts to which Enbridge is a party shall be in writing. Any “side” or “comfort” letters which are not attachments to the main contract should not be accepted except on the advice of the Law Department.

Proprietary and Confidential Information

Employees shall not, either during or following their employment, disclose proprietary and confidential information obtained in the conduct of Enbridge’s business to anyone other than those who need to know it in furtherance of the business of Enbridge. Employees shall return all proprietary and confidential information in their possession forthwith upon the termination of their employment with Enbridge.

Employees must disclose any invention, improvement, concept, trademark or design prepared or developed in connection with their employment with Enbridge and Enbridge is the exclusive owner of such property.

Employees shall comply with the Enbridge Privacy Policy that is applicable to their respective business unit’s operations.

Insider Trading

“Insider Information” is any information relating to Enbridge that has not been released to the general public and that, if generally known, might reasonably be expected to have a significant effect on the market price or value of any securities of Enbridge. Examples of Insider Information include: unpublished financial results, pending stock splits, dividend policy changes, expansions or curtailment of operations, operational incidents, anticipated acquisitions or pending major litigation.

It is a breach of securities laws and this Statement for an employee in possession of Insider Information to trade or tip others to trade in the securities of Enbridge Inc., Enbridge Energy Partners, L.P., Enbridge Energy Management, LLC or the Enbridge Income Fund or those of any party to any undisclosed transaction to which an Enbridge entity is a party.

Inquiries received by employees from financial analysts and others associated with the financial and investment communities shall be directed to the Investor Relations Department.

Communications Devices

Enbridge’s communication resources (phone systems, faxes, computers and Blackberry devices):

•

are to be used for business purposes, with incidental personal use permitted provided such use does not negatively impact productivity, compromise system capacity or contravene applicable law or any Enbridge policy; and

•

are not to be used for improper or illegal activities such as the communication of defamatory, pornographic, obscene or demeaning material, hate literature, inappropriate blogging, gambling, copyright infringement, harassment or obtaining illegal software or files.

Communications resources are owned by Enbridge and are monitored and audited for improper usage, security purposes and network management.

When using these resources to transmit or receive confidential, sensitive or proprietary information, appropriate security precautions should be taken.

Reporting of Financial Transactions

Compliance with generally accepted accounting principles and internal controls is expected at all times and all Enbridge books of account, records and other documents must accurately account for and report all assets, liabilities and transactions. For example, no employee shall:

•	cause Enbridge books or records to be incorrect or misleading in any way;

•	participate in creating a record intended to conceal any improper transaction;

•	delay the prompt or correct recording of disbursements of funds;

•

hinder or fail to cooperate to ensure full disclosure with internal or external auditors, the Controller or other officers of Enbridge to ensure that all issues relating to internal and external audit reports are resolved;

•	conceal knowledge of any untruthful, misleading or inaccurate statement or record, whether intentionally or unintentionally made; or

•	conceal or fail to bring to the attention of appropriate supervisors transactions that do not seem to serve a legitimate commercial purpose.

Compliance with the US Sarbanes Oxley Act and the corresponding Canadian securities laws is mandatory. Employees are encouraged to seek advice and direction from the Law Department as necessary.

Each employee shall comply with the Enbridge Whistleblower Policy that is applicable to their respective business unit’s operations. In accordance with such policies, Enbridge has implemented a Ethics and Conduct Hotline, accessible at 1-866–571-4989 or through the internet at www.enbridgehotline.com. This service is provided by a third party external service provider and is continuously available.

Conflicts of Interest

Employees must not engage in any activity which could give rise, or could be perceived to give rise to, a conflict between an employee’s personal interests and the interests of Enbridge. Employees are required to arrange their private affairs in a manner which prevents conflicts or the appearance of conflicts. If an employee believes they may have a conflict such interest should be disclosed and direction sought from their supervisor or the Law Department.

The following is a non-exhaustive list of examples where a conflict of interest could arise:

Employee Interests and Activities

In the absence of express approval from senior management, employees must not, either directly or indirectly (through families, friends or otherwise):

•	place themselves in a position where any benefit or interest other than employment could be derived from a transaction with Enbridge;

•	contract with or render services to Enbridge outside of their employment;

•	participate in activities that compete with Enbridge or that interfere or appear to interfere with their duties and responsibilities to Enbridge;

•	appropriate to themselves any business opportunity that Enbridge may be interested in;

•	convey Insider Information to others or take Insider Information for their own use or benefit;

•	have a financial or other interest in any entity doing business with Enbridge (other than an interest of 5% or less in a publicly traded entity).

Without the express prior approval of the President, or the Board of Directors in the case of the President, no employee shall act in the capacity of a director, officer, partner, consultant, employee or agent for a supplier, contractor, sub-contractor, customer, competitor or any other entity with which Enbridge does business or competes.

Outside Employment, Volunteering and Directorships

Outside interests must not adversely affect employee performance or objectivity at work. While Enbridge encourages community contribution and charitable service, the contribution of corporate time or resources for such activities should only be provided with the approval of senior management.

The approval of senior management, or the Board of Directors in the case of the President, must be obtained before an employee accepts a directorship in any public company or any social, charitable, political or non-profit organization.

Political Contributions

No funds or assets of Enbridge shall be contributed to any political party or organization, or any candidate for public office, except where such contribution is permitted by applicable law and authorized by senior management or the Board of Directors.

No employee shall, directly or indirectly, exert influence on another employee to support any political cause, party or candidate. Any attempt at such exertion of influence shall be reported to the affected employee’s supervisor.

Payments to Agents, Consultants and Government Officials

All commissions, fees or other payments to agents or consultants acting on behalf of Enbridge shall be made in accordance with sound business practices and be reflective of the reasonable value of the services performed.

No payments, gifts or favours may be made to any person in a position of trust or responsibility with the intent to induce them to violate their duties or to obtain favourable treatment for Enbridge or any of its employees.

Except as specifically permitted by law, payments, gifts of substantial value or lavish entertainment provided to government officials or personnel are prohibited.

Neither Enbridge nor its employees shall knowingly aid or abet any person or entity to circumvent laws, evade income taxes or defraud the interests of Enbridge shareholders, unitholders or creditors.

Gifts, Payments and Entertainment

No gift or benefit of any kind shall be given or received by any employee conducting business on behalf of Enbridge where it might be perceived that an obligation is created or a favour expected of the recipient. The giving of gifts or promotional items of modest value in the context of appropriate business conduct is permissible.

Receipt of excessive entertainment is prohibited, however it is permitted to accept hospitality or entertainment, provided it is reasonably within the limits of responsible and generally accepted business practice.

In circumstances where doubt arises as to the propriety of accepting a gift, direction from senior management should be sought as to the gift’s acceptance and disposition.

International Operations

International operations at all of the locations where Enbridge does business must be conducted in accordance with the Canadian Corruption of Foreign Public Officials Act and the US Foreign Corrupt Practices Act.

This legislation establishes prohibitions on the bribing of foreign officials for the purposes of obtaining or retaining business in a foreign jurisdiction. There are extensive provisions dealing with the accounting requirements designed to reveal any payments for such purposes. Breaches may result in severe penalties including fines and imprisonment. The full text and comprehensive explanations of the legislation is available from the Law Department.

In foreign jurisdictions particular care must be taken in the retention of agents, partners and associates to ensure no transgression of the Canadian, US or other foreign legislation occurs.

Competition and Anti-Trust Legislation

Enbridge and its employees must comply with all applicable Canadian, US or other foreign competition and antitrust legislation.

Behavior which is prohibited under such legislation includes activities such as agreements with competitors to allocate markets or customers, price fixing or agreements to control prices, the boycotting of certain suppliers or customers, bid-rigging, misleading advertising, price discrimination, predatory pricing, price maintenance, refusal to deal, exclusive dealing, tied selling, delivered pricing and the abuse of dominant position.

Situations constituting potential breach of such legislation or circumstances requiring direction should be immediately reported to the employee’s supervisor or the Law Department.

Consultants and Contractors

Consultants and contractors retained by Enbridge shall conduct themselves in accordance with this Statement in their activities relating to Enbridge.

Compliance and Enforcement

Compliance

Strict adherence to this Statement and all other Enbridge policies is mandatory. Failure to comply may result in disciplinary action up to and including termination. In interpreting this Statement, the spirit as well as the literal meaning, of the language shall be observed. Interpretation or direction on this Statement may be sought from your supervisor, senior management or the Law Department.

Non-Retaliation

Any violations of this Statement or other Enbridge policies shall be reported promptly to senior management, the President or the Law Department. Reports, discussions or inquiries will be kept in strict confidence to the extent appropriate or permitted by policy or law. Requests to remain anonymous will be respected in accordance with applicable laws. No retaliatory action will be taken against an employee or contractor for providing good faith information, either internally or to a government authority, or for participating in any proceeding concerning alleged violations of any laws or policies. Disciplinary measures may be taken against an employee or contractor if they participated in prohibited activity, even if they reported it.

Enforcement

Each new employee shall, on the commencement of their employment and annually thereafter, certify compliance with this Statement and the other policies of Enbridge by signing a certificate in the form attached to the Statement. The President shall, on an annual basis, furnish to the Chairman of the Governance Committee a letter of compliance. Nothing in this Statement is intended to modify or contradict the position of Enbridge as an at-will employer, in those jurisdictions where that is the law, nor should this document be construed to create any express or implied guarantee as to the duration or terms of employment.

Enbridge may, in its sole discretion and without prior notice, amend or modify any provisions of this Statement.